UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)	SECOND AMENDED AND RESTATED
VANGUARD ADMIRAL FUNDS	)	APPLICATION FOR AN ORDER
VANGUARD BOND INDEX FUNDS	)	PURSUANT TO SECTION 6(c) OF THE
VANGUARD CALIFORNIA TAX-FREE FUNDS	)	INVESTMENT COMPANY ACT OF 1940,
VANGUARD CHESTER FUNDS	)	AS AMENDED, FOR AN EXEMPTION
VANGUARD CMT FUNDS	)	FROM SECTIONS 18(f) AND 21(b) OF
VANGUARD CONVERTIBLE SECURITIES FUND	)	THE ACT; PURSUANT TO SECTION
VANGUARD EXPLORER FUND	)	12(d)(1)(J) OF THE ACT FOR AN
VANGUARD FENWAY FUNDS	)	EXEMPTION FROM SECTION 12(d)(1)
VANGUARD FIXED INCOME SECURITIES FUNDS	)	OF THE ACT; PURSUANT TO
VANGUARD FLORIDA TAX-FREE FUNDS	)	SECTIONS 6(c) AND 17(b) OF THE ACT
VANGUARD HORIZON FUNDS	)	FOR AN EXEMPTION FROM SECTIONS
VANGUARD INDEX FUNDS	)	17(a)(1), 17(a)(2) AND 17(a)(3) OF THE
VANGUARD INSTITUTIONAL INDEX FUNDS	)	ACT; AND PURSUANT TO SECTION
VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	)	17(d) OF THE ACT AND RULE 17d-1
VANGUARD MALVERN FUNDS	)	THEREUNDER TO PERMIT CERTAIN
VANGUARD MASSACHUSETTS TAX-EXEMPT FUNDS	)	JOINT ARRANGEMENTS
VANGUARD MONEY MARKET RESERVES	)
VANGUARD MONTGOMERY FUNDS	)
VANGUARD MORGAN GROWTH FUND	)
VANGUARD MUNICIPAL BOND FUNDS	)
VANGUARD NEW JERSEY TAX-FREE FUNDS	)
VANGUARD NEW YORK TAX-FREE FUNDS	)
VANGUARD OHIO TAX-FREE FUNDS	)
VANGUARD PENNSYLVANIA TAX-FREE FUNDS	)
VANGUARD QUANTITATIVE FUNDS	)
VANGUARD SCOTTSDALE FUNDS	)
VANGUARD SPECIALIZED FUNDS	)
VANGUARD STAR FUNDS	)
VANGUARD TAX-MANAGED FUNDS	)
VANGUARD TRUSTEES’ EQUITY FUND	)
VANGUARD VALLEY FORGE FUNDS	)
VANGUARD VARIABLE INSURANCE FUNDS	)
VANGUARD WELLESLEY INCOME FUND	)
VANGUARD WELLINGTON FUND	)
VANGUARD WHITEHALL FUNDS	)
VANGUARD WINDSOR FUNDS	)
VANGUARD WORLD FUND	)
and	)
THE VANGUARD GROUP, INC.	)
P.O. Box 2600)
Valley Forge, Pennsylvania 19482)
File No. 812-13597)

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I. INTRODUCTION

     The Vanguard Group, Inc. (“Vanguard”) and the applicant registered open-end management investment companies (the “Trusts”) and series thereof (the “Funds,” and, together with the Trusts and Vanguard, the “Applicants”) hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements as described below (the “Application”). Applicants request that the relief requested herein apply to: (i) any future series of the Trusts (included in the term “Funds”), and (ii) any future registered open-end investment companies or series thereof that are organized, managed, or advised by Vanguard or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with Vanguard (each, also, a “Fund”).

     The requested order would supersede a prior Commission order under Sections 6(c), 17(b), and 17(d) of the Act and Rule 17d-1 under the Act (In the Matter of Vanguard Money Market Reserves, Inc., et al. (File No. 812-9778, Investment Company Act Release Nos. 21825 (March 13, 1996) (notice) and 21889 (April 11, 1996) (order) (the “1996 Order”)). The 1996 Order permits the Funds to participate in a credit facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions set forth in that order. Applicants desire to modernize the 1996 Order to take advantage of relief granted to other fund complexes in more recent orders in accordance with the terms and conditions set forth in this Application.

     Currently certain Funds, may, at any given time, be investing their daily cash balances in repurchase agreements and other short-term investments with banks or other lenders, while other Funds may be borrowing money from banks for temporary purposes to satisfy redemption requests or for other temporary purposes. The Trusts propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed credit facility, the Funds intend to: (i) reduce the costs that would be incurred in borrowing from banks and other lenders; and (ii) earn higher interest rates on their cash balances.

     Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) generally prohibits an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a

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registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several participant, unless it has been approved by an order of the Commission. Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

     Applicants request an order to the extent necessary to establish and operate the proposed credit facility as described in this Application, subject to the terms and conditions set forth herein. The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their uninvested daily cash balances. Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II. BACKGROUND

A. The Trusts.

     The Trusts are open-end management investment companies registered with the Commission under the Act.1 The Trusts are organized as Delaware statutory trusts, each with one or more separate investment portfolios with distinct investment objectives and policies. Certain Funds offer multiple classes of shares. Certain of the Funds hold themselves out as money market funds in reliance on Rule 2a-7 under the Act (the “Money Market Funds”) that seek to maintain a constant per share net asset value of $1.00.

B. Vanguard.

     Vanguard, a Pennsylvania corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and as a transfer agent under the Securities Exchange Act of 1934, as amended. Vanguard is wholly and jointly owned by 35 investment companies (including each Trust except for Vanguard CMT Funds and Vanguard Institutional Index Funds). Vanguard provides each of the Funds with corporate management, administrative, transfer agency, and, in some cases, investment advisory services. Vanguard employs a supporting staff of management and administrative personnel needed to provide the requisite services.

1	All entities that currently intend to rely on the requested order have been named as Applicants and are listed in Exhibit A to this Application. Any other entity that relies on the requested order in the future will comply with the terms and conditions set forth in the Application.

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C. Current Borrowing Practices.

     At any particular time, while some Funds are entering into repurchase agreements, or investing cash balances in Money Market Funds or other short-term instruments, other Funds may need to borrow money for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes.

     Presently, the Funds have access to uncommitted bank loans from their custodian banks, for temporary purposes. These loans are available at the custodian bank’s discretion in the amounts that the bank chooses to make available at the time of the loan. If a Fund borrows from its custodian bank, it normally pays interest on the loan at a rate that is higher than the rate that is earned by other (non-borrowing) Funds on investments in repurchase agreements, Money Market Funds, and other short-term instruments of the same maturity as the bank loan. Applicants assert that this differential represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

D. The Proposed Credit Facility.

     The Trusts seek to enter into master interfund lending agreements (“Interfund Lending Agreements”) with each other on behalf of the Funds that would permit each Fund to lend money directly to and borrow directly from other Funds through a credit facility for temporary purposes (an “Interfund Loan”). The proposed credit facility would both reduce the Funds’ potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the proposed credit facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

     It is anticipated that the proposed credit facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected immediately. The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

     Similarly, it is anticipated that a Fund could use the proposed credit facility when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the

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investment. Use of the proposed credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity.

     While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan through a committed line of credit. Under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or Money Market Funds. Thus, the proposed credit facility would benefit both borrowing and lending Funds.2

     The interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan Rate”) would be the average of: (i) the “Repo Rate,” as defined below; and (ii) the “Bank Loan Rate,” as defined below. The Repo Rate for any day would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by Vanguard.

     The Bank Loan Rate for any day would be calculated by Vanguard’s Cash Management Department (the “Cash Management Department”) each day an Interfund Loan is made according to a formula established by each Fund’s board of trustees (the “Trustees”) intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds. The formula would be based upon a publicly available rate (e.g., Federal funds plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund’s Trustees. In addition, each Fund’s Trustees would periodically review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

     The proposed credit facility would be administered by the Cash Management Department. No portfolio manager of any Fund will serve in the Cash Management Department. The proposed credit facility would be available to any Fund, although the Money Market Funds typically would not participate as borrowers. On any day on which a Fund intends to borrow money, the Cash Management Department would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund
2	In this respect, the Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ board of trustees has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund. Cf. Safeco Growth Fund, Inc., (avail. Mar. 4, 1985).

Page 5 of 30 sequentially numbered pages (including exhibits)

than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

     Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

     In addition, amounts borrowed through the proposed credit facility would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, for Funds that do not have Restrictive Borrowing Policies, as defined below, Applicants will limit a Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Restrictive Borrowing Policies are policies which generally limit borrowing to temporary or emergency purposes. Funds borrowing through the credit facility that have Restrictive Borrowing Policies will not be limited to a percentage of each Fund’s net cash redemptions or sales fails within a seven day period. Restrictive Borrowing Policies provide comprehensive and effective protection against leverage by generally limiting Fund borrowing for temporary or emergency purposes. The Restrictive Borrowing Policies are an effective safeguard that will prevent inappropriate use of the credit facility. For those Funds having Restrictive Borrowing Policies, the 125% limit is contrary to the public interest and the interest of investors because it constrains the use of the credit facility in periods of sudden, unanticipated market correction, which could contribute to further redemptions and more pressure to liquidate portfolio securities. The duration of any loans made under the proposed credit facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

     Under the proposed credit facility, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The Cash Management Department on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.

     The Cash Management Department would allocate borrowing demand and cash available for lending among the Funds on what the Cash Management Department believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as: (i)

Page 6 of 30 sequentially numbered pages (including exhibits)

the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

     The Cash Management Department would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to any portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Cash Management Department would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. The Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Cash Management Department has allocated cash for Interfund Loans, the Cash Management Department will invest any remaining cash in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.3

     The method of allocation and related administrative procedures would be approved by each Fund’s Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as that term is defined in Section 2(a)(19) of the Act (“Independent Trustees”), to ensure that both borrowing and lending Funds participate on an equitable basis. Vanguard, through the Cash Management Department, would report quarterly to the Trustees on the participation of the various Funds in the proposed credit facility. Each Fund’s Trustees would review at least quarterly each Fund’s participation in the proposed credit facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Fund’s participation in the proposed credit facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, Vanguard promptly would refer the loan for arbitration to an independent arbitrator selected by Trustees of the Funds involved, who would have binding authority to resolve any problem promptly.

     The Cash Management Department would: (i) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to the Trustees concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged. Vanguard, through the Cash Management Department, would administer the proposed credit facility as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility.
3	The Cash Management Department may consult with portfolio managers of external advisors (i.e., those advisors that are not affiliated with Vanguard) from time to time for assistance in making accurate assessments of the borrowing needs of certain Funds and lending capabilities of other Funds; however, no portfolio manager of an external advisor will serve as a member of the Cash Management Department.

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     If the requested order is granted, no Fund may participate in the proposed credit facility unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, or if such approval is not required by law, the Fund’s prospectus and/or statement of additional information have, prior to the Fund’s lending or borrowing any amount under the proposed credit facility, disclosed the intention of the Fund to participate in the proposed credit facility; (ii) the Fund has fully disclosed all material information concerning the credit facility in its prospectus and/or statement of additional information; and (iii) the Fund’s participation in the credit facility is consistent with its investment objectives, limitations and organizational documents.

III. STATUTORY PROVISIONS

     Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section.

     Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any such affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission.

     Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.”

     Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security except that any such registered company shall be permitted to borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . ” Under Section 18(g) of the Act, the term “senior security” generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

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     Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

     Rule 17d-1(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

     Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

     Similarly, Section l2(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV. REQUEST FOR ORDER

     The Applicants seek an order pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed credit facility.

     Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)	The Interfund Loan Rate will be the average of the Repo Rate and the Bank LoanRate.

(2)	On each business day, the Cash Management Department will compare the Bank
Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (a) more favorable to the lending Fund than the
Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest; and (b) more favorable to the borrowing
Fund than the Bank Loan Rate.

(3)	If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund:
(a) will be at an interest rate equal to or lower than the interest rate of any

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outstanding bank loan; (b) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (c) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (d) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically
(without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending
Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

(4)	A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10%
of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

(5)	Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding
Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10%
of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (a) repay all of its outstanding Interfund Loans; (b) reduce its outstanding indebtedness to 10% or less of its total assets; or (c) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

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(6)	No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

(7)	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending
Fund’s net assets.

(8)	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

(9)	Except as set forth in this condition, no Fund may borrow through the credit facility unless the Fund has a policy that prevents the Fund from borrowing for other than temporary or emergency purposes. In the case of a Fund that does not have such a policy, the Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

(10)	Each Interfund Loan may be called on one business day’s notice by a lending
Fund and may be repaid on any day by a borrowing Fund.

(11)	A Fund’s participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

(12)	The Cash Management Department will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Cash Management Department will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Cash Management
Department will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the
Funds.

(13)	The Cash Management Department will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees of each Fund concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

(14)	The Trustees of each Fund, including a majority of the Independent Trustees, will:

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(a)	review, no less frequently than quarterly, the Fund’s participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)	establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)	review, no less frequently than annually, the continuing appropriateness of the Fund’s participation in the proposed credit facility.

(15)	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund
Lending Agreement, Vanguard will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[4] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

(16)	Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, the yield of any money market fund in which the lending Fund could otherwise invest, and such other information presented to the Fund Trustees in connection with the review required by conditions (13) and (14).

(17)	The Cash Management Department will prepare and submit to the Trustees for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly.
After the commencement of the proposed credit facility, the Cash Management
Department will report on the operations of the proposed credit facility at the
Trustees’ meetings on a quarterly basis.

Each Fund’s chief compliance officer, as defined in Rule 38a-l(a)(4) under the
Act, shall include in its annual compliance report to Trustees, each year that the
Fund participates in the proposed credit facility, a summary of any material compliance matter involving the terms and conditions of the order and the

4	If the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

Page 12 of 30 sequentially numbered pages (including exhibits)

procedures established to achieve such compliance. An appropriate Fund officer
(e.g., Fund Controller) will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the proposed credit facility, that certifies that the Fund and the Cash Management Department have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

(a)	that the Interfund Loan Rate will be higher than the Repo Rate, and, if applicable, the yield of the money market funds, but lower than the Bank
Loan Rate;

(b)	compliance with the collateral requirements as set forth in the Application;

(c)	compliance with the percentage limitations on interfund borrowing and lending;

(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees;
and

(e)	that the Interfund Loan Rate does not exceed the interest rate on any third-
party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent public accountants, in connection with their audit examination of the Fund, will review the operation of the proposed credit facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)	No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

V. STATEMENT IN SUPPORT OF THE REQUESTED ORDER

A. Discussion of Precedents.

     The Commission has granted orders permitting several other mutual fund complexes to establish an interfund lending program based on terms and conditions substantially the same as those proposed herein. In the Matter of John Hancock Funds, et al., Investment Company Act Rel. No. 812-13621 (Nov. 18, 2011) (Notice), Investment Company Act Rel. No. 812-13621 (Dec. 14, 2011) (Order); In the Matter of Northern Funds, et al., Investment Company Act Rel. No. 29368 (July 23, 2010) (Notice), Investment Company Act Rel. No. 29381 (Aug. 18, 2010) (Order); In the Matter of the Alger Funds, et al., Investment Company Act Rel. No. 28819 (July 16, 2009) (Notice), Investment Company Act Rel. No, 28844 (Aug. 11, 2009) (Order); In the

Page 13 of 30 sequentially numbered pages (including exhibits)

Matter of the Dodge & Cox Funds, et al., Investment Company Act Rel. No. 28409 (Sept. 29, 2008) (Notice), Investment Company Act Rel. No, 28470 (Oct. 27, 2008) (Order); In the Matter of Pioneer Bond Fund, et al., Investment Company Act Rel. No. 28144 (Feb. 5, 2008) (Notice), Investment Company Act Rel. No. 28182 (March 4, 2008) (Order); In the Matter of Riversource Diversified Income Series. Inc., et al., Investment Company Act Rel. No. 27506 (September 28, 2006) (Notice), Investment Company Act Rel. No. 27525 (October 24, 2006) (Order); In the Matter of Wells Fargo Funds Trust, et al., Investment Company Act Rel. No. 27309 (May 1, 2006) (Notice), Investment Company Act Rel. No. 27385 (May 30, 2006) (Order); In the Matter of Frank Russell Investment Company, et al., Investment Company Act Rel. No. 27292 (April 25, 2006) (Notice), Investment Company Act Rel. No. 27325 (May 23, 2006) (Order); In the Matter of Bridgeway Funds, Inc., et al., Investment Company Act Rel. No. 27290 (April 18, 2006) (Notice), Investment Company Act Rel. No. 27322 (May 16, 2006) (Order); In the Matter of Thrivent Mutual Funds, et al., Investment Company Act Rel. No. 27201 (January 3, 2006) (Notice), Investment Company Act Rel. No. 27222 (January 31, 2006) (Order); In the Matter of Marshall Funds. Inc., et al., Investment Company Act Rel. No. 27060 (September 8, 2005) (Notice); Investment Company Act Rel. No. 27111 (October 5, 2005) (Order); In the Matter of SEI Institutional Managed Trust, et al., Investment Company Act Rel. No. 26762 (February 17, 2005) (Notice), Investment Company Act Rel. No, 26783 (March 15, 2005) (Order); In the Matter of Dreyfus Founders Funds. Inc., et al.; Investment Company Act Rel. No. 26487 (June 24, 2004) (Notice), Investment Company Act Rel. No. 26499 (July 20, 2004) (Order); In the Matter of AMR Investment Services Trust, Investment Company Act Rel. No. 26413 (April 8, 2004) (Notice), Investment Company Act Rel. No. 26443 (May 4, 2004) (Order); In the Matter of Nations Funds Trust, et al., Investment Company Act Rel. No. 26146 (August 11, 2003) (Notice), Investment Company Act Rel. No. 26174 (September 5, 2003) (Order); In the Matter of PBHG Funds, et al., Investment Company Act Rel. No. 26100 (July 15, 2003) (Notice), Investment Company Act Rel. No. 26148 (August 12, 2003) (Order); In the Matter of AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Rel. No. 26067 (June 4, 2003) (Notice), Investment Company Act Rel. No. 26093 (July 1, 2003) (Order); In the Matter of ARK Funds, Allied Investment Advisors, Inc., Allfirst Trust Company, N.A., Investment Company Act Rel. No. 25923 (February 3, 2003) (Notice), Investment Company Act Rel. No. 25950 (March 3, 2003) (Order); In the Matter of Oppenheimer Integrity Funds, et al., Investment Company Act Rel. No. 25760 (September 30, 2002) (Notice), Investment Company Act Rel. No. 25776 (October 22, 2002) (Order); In the Matter of Colchester Street Trust, et al., Investment Company Act Rel. No. 24563 (July 24, 2000) (Notice), Investment Company Act Rel. No. 24602 (August 21, 2000) (Order).

B. Discussion in Support of the Application.

     The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Vanguard’s only interest in pursuing this program results from its position as a fiduciary to the Funds. Vanguard has no pecuniary or other interest in establishing the program.

     The Trustees of the Funds have carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed credit facility and have

Page 14 of 30 sequentially numbered pages (including exhibits)

concluded that participation in the proposed credit facility would be in the best interests of the Funds. The Trustees also have determined that the significant benefits derived from participation in the proposed credit facility more than outweigh the nominal additional risks that may be incurred by the Funds. The Trustees of any Fund that determines to participate in the proposed credit facility in the future would be required to make a similar determination before it could participate in the proposed credit facility.

     The significant benefits to be derived from participation in the proposed credit facility will be shared by both the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements, and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Cash Management Group will compare the Interfund Loan Rate set under the interest rate formula with the available Bank Loan Rate and the Repo Rate on each business day.

     A Fund would be allowed to participate in the proposed credit facility only if the Interfund Loan Rate were higher than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest, and lower than the Bank Loan Rate.

     Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans is likely to be de minimis given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund Loans as proposed in this Application.

     The proposed credit facility has been designed to serve only as a supplemental source of credit for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

     The Trustees of each Fund have determined that each Fund should be permitted to borrow under the proposed credit facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

Page 15 of 30 sequentially numbered pages (including exhibits)

     To assure that a lending Fund’s use of the proposed credit facility reflects only the normal levels of short-term investment activity, the Trustees have determined that the Funds should limit their loans extended through the proposed credit facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.

     The Trustees further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed credit facility would represent “high quality” debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term instruments available to the Funds. Money Market Funds will (in order to comply with Rule 2a-7 of the Act) lend on an interfund basis only if the requisite determinations contemplated by the Rule have been made by Vanguard. It is anticipated that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1,000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets.

     In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be effected at not less than the same level of protection as required by any bank or other third-party lender to the Fund.

     In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Trustees will exercise effective oversight of the proposed credit facility, Applicants believe Interfund Loans to be comparable in credit quality to money market (short-term) instruments rated “high quality” by independent, nationally recognized statistical rating organizations. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent 10% or less of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed credit facility. Collateralization would provide no significant additional safeguard in light of: (i) the high credit

Page 16 of 30 sequentially numbered pages (including exhibits)

quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by Vanguard, through the Cash Management Department, and would be subject to the oversight of the Independent Trustees.

     Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

(1)	Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15%
of its current net assets at the time the loan is made. Although the
Trustees of the Funds believe Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to money market funds, repurchase agreements or other comparable short term instruments, the
Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

(2)	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the loan agreement, Vanguard will promptly refer the loan for arbitration to an independent arbitrator selected by the Trustees of each
Fund involved in the loan as described above who will act as arbitrator of disputes concerning the Interfund Loan.[5] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both
Funds. The arbitrator will submit, at least annually, a written report to the
Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

     Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. Vanguard has no pecuniary interest in the administration of the program. As noted earlier, the Cash Management Department would administer the proposed credit facility as a disinterested fiduciary as part of the Funds’ overall cash management program. Vanguard, through the Cash Management Department, would administer the program as part of its duties under the relevant management or service agreement with each Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility.

     The proposed credit facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed credit facility, the Funds would not negotiate interest rates between themselves and Vanguard would

5	If the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

Page 17 of 30 sequentially numbered pages (including exhibits)

not set rates in its discretion. Rather, rates would be determined pursuant to a pre-established formula, approved by the Trustees, which would be a function of the current rates quoted by independent third parties for short term bank borrowing and for short term repurchase agreements. All Funds participating in the credit facility on any given day would receive the same rate.

     The proposed credit facility would also not present any significant potential that any Fund’s portfolio manager would maintain or expand the Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund. First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Cash Management Department. As discussed above, the Cash Management Department would continue to operate independently of the Funds’ portfolio managers. The Cash Management Department will accumulate data at least once each business day on the Funds’ total short term borrowing needs to meet redemptions and to cover sales fails and the Funds’ total uninvested cash positions. The Cash Management Department would not solicit cash for the proposed credit facility from any Fund or disseminate total borrowing demand data to any portfolio managers. The Cash Management Department would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause his or her Fund’s cash balance to be loaned to any particular Fund or otherwise intervene in the Cash Management Department’s allocation of loans. No portfolio manager would be able to influence the Cash Management Department’s allocation of loans.

     Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.6 Since each manager’s compensation is related to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.

     Third, a portfolio manager’s decision regarding the amount of his or her Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed credit facility are expected to restrict its use to customary levels of Fund borrowing.

     For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the Act and Rule 17d-1 thereunder.

1.	Exemption from Sections 17(a)(3) and 21(b) of the Act

6	A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

Page 18 of 30 sequentially numbered pages (including exhibits)

     The principal officers and the Trustees of each Trust are identical. Although the power of the Trustees and officers of each Trust arises solely as a result of their official positions with the Trusts, in view of the overlap of all of the Trustees and officers between the Trusts, the Trusts and the Funds might be asserted to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the Act. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act, exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

(a)	The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not
Involve Overreaching on the Part of Any Person Concerned.

     Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the current available Repo Rate and the Bank Loan Rate). Thus, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them.

     Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

     Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Cash Management Department and matched on an equitable basis pursuant to procedures approved by the Trustees, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

     Periodic review by each Fund’s Trustees, including the Independent Trustees, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

(b)	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the
Funds’ Registration Statements and the General Purposes of the Act.

     All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

     Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, Subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered

Page 19 of 30 sequentially numbered pages (including exhibits)

investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. Because the Funds have already established a credit facility pursuant to the 1996 Order, each Fund presently includes disclosure in its statement of additional information on the possibility of the Fund’s participation in the credit facility. A Fund would continue to include disclosure regarding the proposed credit facility in its statement of additional information as long as the Fund participates in the proposed credit facility.

     The proposed credit facility also is consistent with the general purposes of the Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.7 The proposed transactions do not raise such concerns because: (i) Vanguard, through the Cash Management Department, would administer the program as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments either directly or through a Money Market Fund; (iii) the Interfund Loans would not involve a significantly greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid some up-front commitment fees associated with committed lines of credit. Moreover, the other terms and conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

     For the foregoing reasons, and in light of the other terms and conditions that the Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed credit facility are consistent with the general purposes of the Act.

2.	Exemption from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act.

     As noted above, Applicants submit that the proposed credit facility may not involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed credit facility would involve cash items and not the issuance or sale of any “security” by a borrowing Fund to lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act. Thus, the Applicants seek

7	The affiliated borrowing transactions covered by Section 21(b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940), House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

Page 20 of 30 sequentially numbered pages (including exhibits)

through this Application to eliminate any possible questions or doubts concerning their participation in the proposed credit facility.

     Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Pursuant to conditions (3), (4), and (5), a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. Such a pledge of assets could be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act.8

     Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

     The primary purpose of Section 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the purchase or sale of securities or other property, i.e., to prevent self-dealing.9 Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed credit facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Cash Management Department and matched on an equitable basis pursuant to procedures approved by the Trustees of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

     The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

     Furthermore, Applicants submit that the proposed credit facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company’s acquisitions of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. Vanguard, through the Cash Management Department, would administer the proposed credit facility as a disinterested
8	See Rubin v. United States, 449 U.S. 424 (1981). See also Salomon Brothers Asset Management Inc., et al., Investment Company Act Release Nos. 24181 (Dec. 1, 1999)(notice) and 24222 (Dec. 28, 1999)(order).
9	See, e.g., S. Rep. No. 1775, 76th Cong., 3 Sess. 6 (1940).

Page 21 of 30 sequentially numbered pages (including exhibits)

fiduciary under the relevant management or service agreements with the Funds, and would receive no additional compensation for its services in connection with the administration of the credit facility.

     Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interest of Fund shareholders.

3.	Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder.

     Applicants also believe that the proposed credit facility would not involve any “joint enterprise” with any affiliated person subject to Section 17(d) and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed credit facility.

     Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which an affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.10 For the same reasons discussed above with respect to Section 17(a), each Applicant’s participation in the proposed credit facility would not involve overreaching or unfair advantage of any other Applicant. Furthermore, the proposed credit facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed credit facility would be on terms which are no different from or less advantageous than that of other participating Funds.

4.	Exemption from Section 18(f)(1) of the Act.

     Applicants request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . .” Applicants seek exemption from these provisions only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the other terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of

10	See, e.g., Hearings on S.3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. 762 (1940) at 211-213.

Page 22 of 30 sequentially numbered pages (including exhibits)

the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of a Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

     Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the proposed credit facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the proposed credit facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings, and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

VI. CONCLUSION

     For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed credit facility would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is not different from or less advantageous than that of other participating Funds.

VII. PROCEDURAL MATTERS

     Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the Funds and Vanguard is as follows:

Vanguard Funds
The Vanguard Group, Inc.
P.O. Box 2600, V26
Valley Forge, PA 19482

     The Applicants further state that all communications concerning this Application should be directed to:

Michael J. Drayo, Esq.
The Vanguard Group, Inc.
P.O. Box 2600, V26
Valley Forge, PA 19482
(610) 669-4294
michael_drayo@vanguard.com

     Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been complied with in accordance with the Agreement and Declaration of Trust and By-Laws of the Trusts and the corporate organizational documents of Vanguard, and the undersigned officer of the Applicants is fully authorized to execute this Application and any further amendments

Page 23 of 30 sequentially numbered pages (including exhibits)

thereto. The Trusts and Vanguard have adopted the resolutions attached as Exhibits B-1 and B-2 authorizing the filing of the Application. The Verification required by Rule 0-2(d) under the Act is attached as Exhibit C-1.

     The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

Vanguard Funds

	By:	/s/ Heidi Stam
Heidi Stam
Secretary

Date: October 11, 2012

The Vanguard Group, Inc.

	By:	/s/ Heidi Stam
Heidi Stam
Secretary, Managing Director and
General Counsel

Date: October 11, 2012

Page 24 of 30 sequentially numbered pages (including exhibits)

EXHIBIT INDEX

A.	List of Applicants

B.	Authorizations required pursuant to Rule 0-2(c)(1).

	1.	Vanguard Funds
	2.	The Vanguard Group, Inc.

C.	Verifications required pursuant to Rule 0-2(d).

	1.	Vanguard Funds and The Vanguard Group, Inc.

Page 25 of 30 sequentially numbered pages (including exhibits)

Exhibit A
List of Applicants

Vanguard Admiral Funds	Vanguard Florida Tax-Free Funds	Vanguard New Jersey Tax-Free Funds
Admiral Treasury Money Market Fund*	Florida Focused Long-Term Tax-Exempt	New Jersey Long-Term Tax-Exempt Fund
S&P 500 Growth Index Fund	Fund	New Jersey Tax-Exempt Money Market
S&P 500 Value Index Fund	Vanguard Horizon Funds	Fund
S&P Mid-Cap 400 Growth Index Fund	Capital Opportunity Fund	Vanguard New York Tax-Free Funds
S&P Mid-Cap 400 Index Fund	Global Equity Fund	New York Long-Term Tax-Exempt Fund
S&P Mid-Cap 400 Value Index Fund	Strategic Equity Fund	New York Tax-Exempt Money Market
S&P Small-Cap 600 Growth Index Fund	Strategic Small-Cap Equity Fund	Fund
S&P Small-Cap 600 Index Fund	Vanguard Index Funds	Vanguard Ohio Tax-Free Funds
S&P Small-Cap 600 Value Index Fund	500 Index Fund	Ohio Long-Term Tax-Exempt Fund
Vanguard Bond Index Funds	Extended Market Index Fund	Ohio Tax-Exempt Money Market Fund
Inflation-Protected Securities Fund	Growth Index Fund	Vanguard Pennsylvania Tax-Free Funds
Intermediate-Term Bond Index Fund	Large-Cap Index Fund	Pennsylvania Long-Term Tax-Exempt Fund
Long-Term Bond Index Fund	Mid-Cap Growth Index Fund	Pennsylvania Tax-Exempt Money Market
Short-Term Bond Index Fund	Mid-Cap Index Fund	Fund
Total Bond Market Index Fund	Mid-Cap Value Index Fund	Vanguard Quantitative Funds
Total Bond Market II Index Fund	Small-Cap Growth Index Fund	Growth and Income Fund
Vanguard California Tax-Free Funds	Small-Cap Index Fund	Structured Broad Market Fund
California Intermediate-Term Tax-Exempt Fund	Small-Cap Value Index Fund	Structured Large-Cap Equity Fund
California Long-Term Tax-Exempt Fund	Total Stock Market Index Fund	Vanguard Scottsdale Funds
California Tax-Exempt Money Market Fund	Value Index Fund	Explorer Value Fund
Vanguard Chester Funds	Vanguard Institutional Index Funds	Intermediate-Term Corporate Bond Index
PRIMECAP Fund	Institutional Index Fund	Fund
Target Retirement Income Fund	Institutional Total Stock Market Index Fund	Intermediate-Term Government Bond Index
Target Retirement 2010 Fund	Vanguard International Equity Index Funds	Fund
Target Retirement 2015 Fund	Emerging Markets Stock Index Fund	Long-Term Corporate Bond Index Fund
Target Retirement 2020 Fund	European Stock Index Fund	Long-Term Government Bond Index Fund
Target Retirement 2025 Fund	FTSE All-World ex-US Index Fund	Mortgage-Backed Securities Index Fund
Target Retirement 2030 Fund	FTSE All-World ex-US Small-Cap Index	Russell 1000 Growth Index Fund
Target Retirement 2035 Fund	Fund	Russell 1000 Index Fund
Target Retirement 2040 Fund	Global ex-U.S. Real Estate Index Fund	Russell 1000 Value Index Fund
Target Retirement 2045 Fund	Pacific Stock Index Fund	Russell 2000 Growth Index Fund
Target Retirement 2050 Fund	Total World Stock Index Fund	Russell 2000 Index Fund
Target Retirement 2055 Fund	Vanguard Malvern Funds	Russell 2000 Value Index Fund
Target Retirement 2060 Fund	Capital Value Fund	Russell 3000 Index Fund
Vanguard CMT Funds	U.S. Value Fund	Short-Term Corporate Bond Index Fund
Market Liquidity Fund	Vanguard Massachusetts Tax-Exempt Funds	Short-Term Government Bond Index Fund
Municipal Cash Management Fund	Massachusetts Tax-Exempt Fund	Vanguard Specialized Funds
Vanguard Convertible Securities Fund	Vanguard Money Market Reserves	Dividend Appreciation Index Fund
Convertible Securities Fund	Federal Money Market Fund	Dividend Growth Fund
Vanguard Explorer Fund	Prime Money Market Fund	Energy Fund
Explorer Fund	Vanguard Montgomery Funds	Health Care Fund
Vanguard Fenway Funds	Market Neutral Fund	Precious Metals and Mining Fund
Equity Income Fund	Vanguard Morgan Growth Fund	REIT Index Fund
Growth Equity Fund	Morgan Growth Fund	Vanguard STAR Funds
PRIMECAP Core Fund	Vanguard Municipal Bond Funds	Developed Markets Index Fund
Vanguard Fixed Income Securities Funds	High-Yield Tax-Exempt Fund	LifeStrategy Conservative Growth Fund
GNMA Fund	Intermediate-Term Tax-Exempt Fund	LifeStrategy Growth Fund
High-Yield Corporate Fund	Limited Term Tax-Exempt Fund	LifeStrategy Income Fund
Intermediate-Term Investment-Grade Fund	Long-Term Tax-Exempt Fund	LifeStrategy Moderate Growth Fund
Intermediate-Term Treasury Fund	Short-Term Tax-Exempt Fund	STAR Fund
Long-Term Investment-Grade Fund	Tax-Exempt Money Market Fund	Total International Stock Index Fund
Long-Term Treasury Fund
Short-Term Federal Fund
Short-Term Investment-Grade Fund
Short-Term Treasury Fund

Page 26 of 30 sequentially numbered pages (including exhibits)

Vanguard Tax-Managed Funds	Vanguard World Fund
Tax-Managed Balanced Fund	Consumer Discretionary Index Fund
Tax-Managed Capital Appreciation Fund	Consumer Staples Index Fund
Tax-Managed Growth and Income Fund	Energy Index Fund
Tax-Managed International Fund	Extended Duration Treasury Index Fund
Tax-Managed Small-Cap Fund	Financials Index Fund
Vanguard Trustees’ Equity Fund	FTSE Social Index Fund
Diversified Equity Fund	Health Care Index Fund
Emerging Markets Select Stock Fund	Industrials Index Fund
International Value Fund	Information Technology Index Fund
Vanguard Valley Forge Funds	International Growth Fund
Balanced Index Fund	Materials Index Fund
Managed Payout Distribution Focus Fund	Mega Cap 300 Growth Index Fund
Managed Payout Growth and Distribution Fund	Mega Cap 300 Index Fund
Managed Payout Growth Focus Fund	Mega Cap 300 Value Index Fund
Vanguard Variable Insurance Funds	Telecommunication Services Index Fund
Balanced Portfolio	U.S. Growth Fund
Capital Growth Portfolio	Utilities Index Fund
Conservative Allocation Portfolio
Diversified Value Portfolio
Equity Income Portfolio
Equity Index Portfolio
Growth Portfolio
High Yield Bond Portfolio
International Portfolio
Mid-Cap Index Portfolio
Moderate Allocation Portfolio
Money Market Portfolio
REIT Index Portfolio
Short-Term Investment-Grade Portfolio
Small Company Growth Portfolio
Total Bond Market Index Portfolio
Total Stock Market Index Portfolio
Vanguard Wellesley Income Fund
Wellesley Income Fund
Vanguard Wellington Fund
Wellington Fund
Vanguard Whitehall Funds
High Dividend Yield Index Fund
International Explorer Fund
Mid-Cap Growth Fund
Selected Value Fund
Vanguard Windsor Funds
Windsor Fund
Windsor II Fund

Page 27 of 30 sequentially numbered pages (including exhibits)

Exhibit B-1

VANGUARD FUNDS
CERTIFICATE OF AUTHORIZATION

I, Heidi Stam, do hereby certify that: (1) I am Secretary of Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California Tax-Free Funds, Vanguard Chester Funds, Vanguard CMT Funds, Vanguard Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds, Vanguard Fixed Income Securities Funds, Vanguard Florida Tax-Free Funds, Vanguard Horizon Funds, Vanguard Index Funds, Vanguard Institutional Index Funds, Vanguard International Equity Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds, Vanguard Quantitative Funds, Vanguard Specialized Funds, Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Scottsdale Funds (formerly known as Vanguard Treasury Fund), Vanguard Trustees’ Equity Fund, Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor Funds, Vanguard World Fund (collectively, the “Funds”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Trustees of each of the aforesaid Funds at a meeting held on October 7, 2008 at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as of the date hereof.

RESOLVED, that the officers of the Funds be, and they hereby are authorized, empowered and directed to prepare, execute and file with the Securities and
Exchange Commission an application (the “Application”) to amend the Funds’
exemptive relief that currently permits the Funds and The Vanguard Group, Inc.
to participate in an interfund lending facility whereby the Funds may lend money directly to each other for temporary purposes; and;

FURTHER RESOLVED, that the Vanguard Fund officers be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to further the Funds’
Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of October, 2012.

/s/ Heidi Stam
Heidi Stam
Secretary
Vanguard Funds

Page 28 of 30 sequentially numbered pages (including exhibits)

EXHIBIT B-2

THE VANGUARD GROUP, INC.
CERTIFICATE OF AUTHORIZATION

     I, Heidi Stam, do hereby certify that: (1) I am Secretary, Managing Director and General Counsel of The Vanguard Group, Inc. (the “Corporation”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Directors of the Corporation at a meeting held on October 18, 1991 at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as the date hereof.

RESOLVED, That the Chairman, President or Secretary of the Corporation be, and they hereby are authorized, empowered and directed to prepare, execute and file with the Securities and Exchange Commission (“Commission”) an Application under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for orders of the Commission, on behalf of the Corporation: (1) exempting the Corporation and the present and future member funds of The Vanguard Group of Investment Companies (the “Funds”) from the provisions of Sections 12(d)(1), 17(a)(3), 17(d), 18(f) and 21(b) of the Act and Rule 17d-1 thereunder to the extent necessary to permit the Funds and the Corporation to participate in an interfund lending facility whereby the Funds may lend money directly to each other for temporary purposes, subject to the conditions set forth in the application; and (2) granting such other exemptive relief as such officers, on advice of counsel, deem appropriate; and

FURTHER RESOLVED, That the Chairman, President or Secretary of the Corporation be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to the Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of October, 2012.

/s/ Heidi Stam
Heidi Stam
Secretary, Managing Director and General
Counsel

Page 29 of 30 sequentially numbered pages (including exhibits)

EXHIBIT C-1

VERIFICATION

     The undersigned states that she has duly executed the attached Application, dated October 11, 2012, for an on behalf of:

Vanguard Admiral Funds	Vanguard Municipal Bond Funds
Vanguard Bond Index Funds	Vanguard New Jersey Tax-Free Funds
Vanguard California Tax-Free Funds	Vanguard New York Tax-Free Funds
Vanguard Chester Funds	Vanguard Ohio Tax-Free Funds
Vanguard CMT Funds	Vanguard Pennsylvania Tax-Free Funds
Vanguard Convertible Securities Fund	Vanguard Quantitative Funds
Vanguard Explorer Fund	Vanguard Scottsdale Funds
Vanguard Fenway Funds	Vanguard Specialized Funds
Vanguard Fixed Income Securities Funds	Vanguard STAR Funds
Vanguard Florida Tax-Free Funds	Vanguard Tax-Managed Funds
Vanguard Horizon Funds	Vanguard Trustees’ Equity Fund
Vanguard Index Funds	Vanguard Valley Forge Funds
Vanguard Institutional Index Funds	Vanguard Variable Insurance Funds
Vanguard International Equity Index Funds	Vanguard Wellesley Income Fund
Vanguard Malvern Funds	Vanguard Wellington Fund
Vanguard Massachusetts Tax-Exempt Funds	Vanguard Whitehall Funds
Vanguard Money Market Reserves	Vanguard Windsor Funds
Vanguard Montgomery Funds	Vanguard World Fund
Vanguard Morgan Growth Fund

(collectively, the “Funds”) and The Vanguard Group, Inc. (“Vanguard” and, together with the Funds, the “Applicants”); that she is the Secretary of the Funds and Secretary, Managing Director and General Counsel of Vanguard; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi Stam
Heidi Stam
Secretary of each Applicant
Managing Director and General
Counsel of Vanguard

Page 30 of 30 sequentially numbered pages (including exhibits)